# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TEMPEST THERAPEUTICS, INC., CIK 0001544227
CUSIP: 87978U207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 400, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 03/24/2026
Amends the filing with accession number 0001931356-26-000009
Filed by CIK 0001931356
Persons authorized to receive notices and communications: Matthew Angel, c/o Tempest Therapeutics, Inc., 2000 Sierra Point Parkway, Suite 400, Brisbane, California (CA), 94005, (415) 798-8589

## Reporting persons
- Matthew Angel (CIK 0001931356): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,531,516; shared voting power 0; sole dispositive power 5,531,516; shared dispositive power 0; aggregate amount beneficially owned 5,531,516 (37.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TEMPEST THERAPEUTICS, INC.
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 400, BRISBANE, California (CA), 94005
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the statement on Schedule 13D relating to common stock, par value $0.0001 per share of Tempest Therapeutics, a Delaware corporation, as filed with the Securities and Exchange Commission (the "SEC") on February 10, 2026 (the "Initial Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Initial Schedule 13D. The Initial Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Initial Schedule 13D remains in full force and effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 3, 2026, the Reporting Person acquired 4,837,070 shares pursuant to the Asset Purchase Agreement by and between the Issuer, Erigen LLC, a Delaware limited liability company ("Erigen"), and Factor Bioscience Inc., a Delaware corporation ("Factor" and together with Erigen, "Sellers") dated as of November 19, 2025 (the "Asset Purchase Agreement"), pursuant to which Sellers agreed to sell and transfer to the Issuer certain assets, in exchange for an aggregate purchase price of 8,268,495 shares of common stock of the Issuer, to be issued (the "Common Stock") to Erigen. As described in the Issuer's definitive proxy statement filed with the Securities and Exchange Commission ("SEC") on December 31, 2025. Following the closing of the transactions contemplated by the Asset Purchase Agreement (the "Closing"), Erigen distributed the Issuer Common Stock received at Closing to the equityholders of Erigen.

On March 24, 2026, Factor Biosciences Inc. ("Factor") acquired 231,482 shares of Common Stock and warrants to purchase 462,964 shares of Common Stock (the "Warrants"), pursuant to a Securities Purchase Agreement (the "Purchase Agreement") by and between the Issuer, Factor and two institutional investors (collectively, the "Investors"), dated as of March 20, 2026. Mr. Angel is the majority stockholder and Chairman of the Board of Directors of Factor and exercises voting and investment power over the shares held by Factor. Factor purchased the Common Stock and Warrants for an aggregate purchase price of $500,001.12.

Pursuant to the Purchase Agreement, the Company agreed to seek approval from its stockholders for the issuance of the shares of Common Stock issuable upon exercise of the Warrants within 90 days following the date of the Purchase Agreement.

The Reporting Person used personal funds to acquire a membership interest in Erigen and securities in Factor, and ultimately the shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,531,516 shares of Common Stock.

The Reporting Person may be deemed to beneficially own 37.4% of the Issuer's outstanding Common Stock which is calculated based upon 14,344,334 shares of Common Stock outstanding immediately following the close of the transactions contemplated by the Purchase Agreement on March 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 5,531,5164 shares of the Issuer's Common Stock.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Person has not purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Asset Purchase Agreement

On November 19, 2025, the Issuer executed the Asset Purchase Agreement with Sellers, pursuant to which 8,268,495 shares of Common Stock were issued to Erigen on behalf of both Sellers. Pursuant to the Asset Purchase Agreement, the Issuer has agreed to, within thirty (30) days of the Closing, prepare and file with the SEC a registration statement on Form S-1 or such other form under the Securities Act that may then be available (the "Registration Statement"), with respect to the resale of the Issuer Common Stock issued to Erigen pursuant to the Asset Purchase Agreement. The Issuer shall use reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as reasonably practicable and shall use reasonable best efforts to keep the Registration Statement continuously effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by Erigen or its equityholders (collectively, the "Holders") of the Common Stock covered thereby until such time as (i) all securities covered by the Registration Statement have been resold or (ii) the securities may be resold by the Holders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 promulgated under the Securities Act of 1933, as amended.

Lock-up Agreement

Concurrently with the execution of the Asset Purchase Agreement, Erigen entered into a lock-up agreement with the Issuer (the "Lock-Up Agreement") pursuant to which, subject to specified exceptions, Erigen, on behalf of itself and its permitted transferees, has agreed not to transfer 50% of its shares of Issuer Common Stock for the period commencing upon the Closing and ending 180 days after the date of Closing.

Employment Agreement

In connection with his appointment as President and Chief Executive Officer of the Issuer, Dr. Angel entered into an employment agreement with the Issuer (the "Angel Employment Agreement"), effective as of February 3, 2026. A summary of the key terms of the Angel Employment Agreement is contained in the Company's current Report on Form 8-K filed with the SEC on February 6, 2026.

Security Purchase Agreement

On March 20, 2026, the Issuer entered into the Purchase Agreement with Investors, pursuant to which the Issuer agreed to issue and sell in a private placement (the "Private Placement") an aggregate of 462,964 shares of the Issuer's Common Stock, and, in lieu of Common Stock, pre-funded warrants to purchase up to 462,963 shares of Common Stock, in each case accompanied by (i) Series A Warrants to purchase up to 925,927 shares of Common Stock and (ii) Series B Warrants to purchase up to 925,927 shares of Common Stock.

The Purchase Agreement contains customary representations, warranties and agreements by the Issuer, customary conditions to closing, indemnification obligations of the Issuer, including for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of the specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Registration Rights Agreement

On March 20, 2026, the Issuer also entered into a registration rights agreement with the Investors (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to file registration statements under the Securities Act, with the SEC, covering the resale of the Common Stock to be issued in the Private Placement and the shares of Common Stock underlying the Common Warrants no later than 15 calendar days following the date of the Purchase Agreement, and to use reasonable best efforts to have the registration statement declared effective by 45 calendar days following the date of the Purchase Agreement, and in any event no later than 75 calendar days following the date of the Purchase Agreement in the event of a "full review" by the SEC.

Common Warrant

On March 24, 2026, the Issuer issued Factor a Series A Warrant to purchase 231,482 shares of Common Stock and Series B Warrant to purchase 231,482 shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Asset Purchase Agreement by and between Erigen LLC, Factor Bioscience Inc. and Tempest Therapeutics, Inc. dated as of November 19, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer on November 19, 2025).
99.2 Lock-Up Agreement, dated November 19, 2025, by and between Erigen LLC and Tempest Therapeutics, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer on November 19, 2025).
99.3 Securities Purchase Agreement, dated March 20, 2026 by and between Factor and Tempest Therapeutics, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer on March 23, 2026).
99.4 Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer on March 23, 2026).
99.5 Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed by the Issuer on March 23, 2026).

## Signatures
- Matthew Angel: /s/ Matthew Angel, Matthew Angel (02/25/2026)